Exhibit 99.86

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they maybe lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States except in transactions exempt from the registration requirements of the U.S. Securities Act.  Accordingly, this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States.  See “Plan of Distribution”.

SHORT FORM PROSPECTUS

New Issue	February 3, 2005

STARPOINT ENERGY TRUST

$67,680,000
3,760,000 TRUST UNITS

Price: $18.00 per Trust Unit

This short form prospectus qualifies for distribution 3,760,000 trust units (“Trust Units”) of StarPoint Energy Trust (the “Trust”) at a price of $18.00 per Trust Unit (the “Offering Price”).  The issued and outstanding Trust Units are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “SPN.UN”.  On January 24, 2005, the last trading day prior to the public announcement of the offering, the closing price of the Trust Units on the TSX was $18.35 per Trust Unit.  The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus on the TSX.  Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX on or before May 2, 2005.  The price of the Trust Units offered hereunder was determined by negotiation between StarPoint Energy Ltd. (the “Administrator”), on behalf of the Trust, and BMO Nesbitt Burns Inc. on its own behalf and on behalf of Orion Securities Inc., Scotia Capital Inc., FirstEnergy Capital Corp., CIBC World Markets Inc., GMP Securities Ltd., Tristone Capital Inc., National Bank Financial Inc., Canaccord Capital Corp., Haywood Securities Inc. and First Associates Investments Inc. (collectively, the “Underwriters”).

	Offering Price	Underwriters’ Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$18.00	$0.90	$17.10
Total(2)	$67,680,000	$3,384,000	$64,296,000

Notes:

(1)           Before deducting expenses of the offering, estimated to be $250,000, which will be paid from the general funds of the Trust.

BMO Nesbitt Burns Inc. is a wholly owned subsidiary of a Canadian chartered bank which is a lender to the Trust.  Consequently, the Trust may be considered to be a connected issuer of BMO Nesbitt Burns Inc. for the purposes of securities regulations in certain provinces. The net proceeds of this offering received by the Trust will be used to repay a portion of the indebtedness of the Trust to such bank.  See “Relationship Between the Trust and BMO Nesbitt Burns Inc.” and “Use of Proceeds”.

Provided closing of the offering occurs by February 10, 2005, subscribers who purchase Trust Units pursuant to the offering and who hold such Trust Units on February 22, 2005 will be eligible to receive distributions commencing with the distribution anticipated to be payable on or about March 15, 2005.  Subscribers will not be eligible to receive the distribution to be paid on February 15, 2005, the record date for which is January 31, 2005.

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading “Canadian Federal Income Tax Considerations”, the Trust Units offered hereunder will, on the date of issue, be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. See “Canadian Federal Income Tax Considerations” and “Eligibility for Investment”.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the offering on behalf of the Trust by Heenan Blaikie LLP and on behalf of the Underwriters by Bennett Jones LLP.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that closing will occur on or about February 10, 2005 or such other date as may be agreed to by the Trust and the Underwriters, but in any event, not later than February 21, 2005.  Definitive certificates representing the Trust Units will be available for delivery at closing.  Subject to applicable laws, the Underwriters may, in connection with the offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market.  See “Plan of Distribution”.

A return on an investment in the Trust Units is not comparable to the return on an investment in a fixed-income security.  The recovery of an initial investment in the Trust is at risk, and the anticipated return on such investment is based on many performance assumptions.  Although the Trust intends to make distributions of its available cash to holders of Trust Units (“Unitholders”), these cash distributions may be reduced or suspended.  The actual amount distributed will depend on numerous factors, including the financial performance of the subsidiaries of the Trust, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Trust’s cash distributions decline in the future and that decline may be material. Cash distributions by the Trust to Unitholders are not guaranteed.

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See, for example, “Exploration and Development”, “Oil and Natural Gas Prices”, “Reserves”, “Variations in Interest Rates and Foreign Exchange Rates”, “Distributions” and “Non-Resident Ownership of Trust Units” under the heading “Risk Factors” herein.  These sections also describe the Trust’s assessment of those risk factors, as well as the potential consequences to an investor if a risk should occur.

The after tax return from an investment in Trust Units to Unitholders subject to Canadian income tax will depend, in part, on the composition for tax purposes of distributions paid by the Trust (portions of which will be fully or partially taxable or may constitute non-taxable returns of capital). The composition for tax purposes of those distributions may change over time, thus affecting the after tax return to Unitholders. Returns on capital are generally taxed as ordinary income or as dividends in the hands of Unitholders.  Returns of capital are generally non-taxable to a Unitholder (but reduce the Unitholder’s adjusted cost base in the Unit for tax purposes).

The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that act or any other legislation.  Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on, or intend to carry on, the business of a trust company.

ii

TABLE OF CONTENTS

Special Note Regarding Forward Looking Statements	1
Non-GAAP Measures	2
Abbreviations and Definitions	2
Documents Incorporated by Reference	5
StarPoint Energy Trust	7
Significant Acquisitions	9
Recent Developments	11
Description of Units	12
Consolidated Capitalization of the Trust	13
Material Debt	13
Price Range and Trading Volume of Units	14
Use of Proceeds	15
Plan of Distribution	15
Relationship Between the Trust and BMO Nesbitt Burns Inc.	16
Interest of Experts	16
Certain Canadian Federal Income Tax Considerations	17
Eligibility for Investment	20
Risk Factors	21
Material Contracts	29
Legal Proceedings	29
Auditors, Transfer Agent and Registrar	30
Directors and Officers	30
Statutory Rights of Withdrawal and Rescission	30
Auditors’ Consents	31
Schedule “A” - Pro Forma Consolidated Financial Statements	A-1
Certificate of the Trust	C-1
Certificate of the Underwriters	C-2

iii

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.  The Trust and the Administrator believe the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct.  Such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon.  These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

•      the performance characteristics of the Trust’s oil and natural gas properties;

•      oil and natural gas production levels;

•      capital expenditure programs;

•      the size of the oil and natural gas reserves;

•      projections of market prices and costs and the related sensitivity of distributions;

•      supply and demand for oil and natural gas;

•      expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;

•      treatment under governmental regulatory regimes and tax laws; and

•      capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference herein:

•      volatility in market prices for oil and natural gas;

•      liabilities inherent in oil and natural gas operations;

•      uncertainties associated with estimating oil and natural gas reserves;

•      competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;

•      incorrect assessments of the value of acquisitions and exploration and development programs;

•      geological, technical, drilling and processing problems;

•      changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;

•      failure to realize the anticipated benefits of acquisitions; and

•      the other factors discussed under “Risk Factors”.

Statements relating to “reserves” or “resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  Neither the Trust nor the Administrator undertake any obligation to publicly update or revise any forward-looking statements.

NON-GAAP MEASURES

In this short form prospectus and in the documents incorporated by reference into this short form prospectus, the Trust uses the term “cash flow from operations”, “cash flow from operations per unit” and “net backs” as indicators of financial performance and to facilitate comparative analysis. These measures are not measures recognized by Canadian generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP.  Therefore, these measures, as defined by the Trust, may not be comparable to similar measures presented by other issuers.  Investors are cautioned that “cash flow from operations” and “cash flow from operations per unit” should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust considers “cash flow from operations” a key measure of performance as it demonstrates the Trust’s ability to generate the cash flow necessary to fund future distributions and capital investments. The Trust considers “net backs” a key measure as it indicates the relative performance of the crude oil and natural gas assets.  Cash flow can not be assured and future distributions may vary.  See “Risk Factors – Distributions”.

ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the following meanings:

“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“Administration Agreement” means the Administration Agreement dated December 6, 2004 between the Trustee and the Administrator, as successor to StarPoint;

“Administrator” means StarPoint Energy Ltd., a corporation formed by the amalgamation under the ABCA of StarPoint, E3 and StarPoint Acquisition Ltd. as a step to the Arrangement (which corporation is referred to as “Amalco” in the Information Circular);

“Administrator Notes” means the unsecured subordinated notes of the Administrator in the aggregate amount of $383,806,908.20 issued to the Trust in connection with the Arrangement (which notes are referred to as the “AcquisitionCo Notes” in the Information Circular);

“AIF” means the revised initial annual information form of StarPoint dated May 14, 2004;

“Arrangement” means the plan of arrangement under the section 193 of the ABCA and section 192 of the Canada Business Corporations Act involving StarPoint, E3, the Trust, Mission, StarPoint Acquisition Ltd., ExchangeCo, the securityholders of StarPoint and the securityholders of E3, which was completed on January 7, 2005;

“Board of Directors” or “Board” means the board of directors of the Administrator or its successors;

“BOE” means a barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 thousand cubic feet of natural gas.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 1 BOE for 6 thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead;

“BOE/d” means BOE per day;

“Business Day” means a day, other than a Saturday or Sunday, or a statutory holiday, on which major Canadian chartered banks are open for business in Calgary, Alberta;

“CRA” means the Canada Revenue Agency;

“Credit Facility” means the credit facility between the Administrator and Bank of Montreal described under the heading “Material Debt”;

“DRIP Plan” means the Trust’s premium distribution, distribution reinvestment and optional trust unit purchase plan;

“E3” means E3 Energy Inc., a corporation amalgamated under the ABCA with StarPoint and StarPoint Acquisition Ltd. to form the Administrator as a step to the Arrangement;

“Equity Bridge Loan” means the equity bridge loan to be provided by Bank of Montreal to the Trust as described under the heading “Material Debt”;

“Exchangeable Shares” means series A exchangeable shares in the capital of the Administrator;

“ExchangeCo” means StarPoint Exchangeco Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

“Information Circular” means the joint information circular and proxy statement of StarPoint and E3 dated December 7, 2004, together with all appendices and schedules thereto, distributed by StarPoint and E3 in connection with the Arrangement;

“Mbbls” means thousand barrels;

“Mmcf” means million cubic feet;

“Mission” means Mission Oil & Gas Inc., a corporation incorporated under the ABCA;

“NPI” means the net profits interest granted to the Trust by the Partnership under the NPI Agreement;

“NPI Agreement” means the net profits interest agreement dated January 7, 2005 between the Partnership and the Trust;

“Offering” means the offering of 3,760,000 Trust Units at a price of $18.00 per Trust Unit pursuant to this short form prospectus;

“Partnership” means Upton Resources Partnership, a general partnership formed under the laws of the Province of Alberta;

“Permitted Investments” means (i) loan advances to the Administrator, (ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the Trustee; (iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (iv) term deposits, guaranteed investment certificates, certificates of deposit or bankers’ acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor’s Corporation, or the equivalent by Moody’s Investors Service, Inc. or Dominion Bond Rating Service Limited; (v) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and (vi) investments in bodies corporate, partnerships or trusts engaged in the oil and gas business, including shares of the Administrator;

“Selkirk” means Selkirk Energy Partnership, a general partnership formed under the laws of the Province of Alberta;

“Special Voting Units” means the special voting units of the Trust issuable under the Trust Indenture;

“StarPoint” means StarPoint Energy Ltd., a corporation amalgamated under the ABCA with E3 and StarPoint Acquisition Ltd. to form the Administrator as a step to the Arrangement;

“Subtrust” means StarPoint Commercial Trust, an unincorporated trust formed under the laws of the Province of Alberta of which the Trust is the sole beneficiary;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

“Trust” means StarPoint Energy Trust, a trust formed pursuant to the laws of Alberta;

“Trust lndenture” means the trust indenture dated December 6, 2004 between Olympia Trust Company and StarPoint, pursuant to which the Trust is governed;

“Trust Units” means units of the Trust;

“Trustee” means Olympia Trust Company or its successor, as trustee of the Trust;

“TSX” means the Toronto Stock Exchange;

“Underwriters” means, collectively, BMO Nesbitt Burns Inc., Orion Securities Inc., Scotia Capital Inc., FirstEnergy Capital Corp., CIBC World Markets Inc., GMP Securities Ltd., Tristone Capital Inc., National Bank Financial Inc., Canaccord Capital Corp., Haywood Securities Inc. and First Associates Investments Inc.;

“Underwriting Agreement” means the agreement dated as of January 27, 2005 among the Trust, the Administrator and the Underwriters in respect of the Offering;

“United States” or “U.S.” means the United States of America, it territories and possessions, any state of the United States, and the District of Columbia; and

“Unitholder” means a holder of Trust Units.

Words importing the singular number only include the plural, and vice versa, and words importing any gender include all genders. All dollar amounts set forth in this short form prospectus are in Canadian dollars, except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Finance and Chief Financial Officer of the Administrator at 3900, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, Telephone: (403) 268-7800, Fax: (403) 263-3388.  In addition, copies of the documents incorporated herein by reference maybe obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com. Readers should note that the AIF, the Information Circular and the other documents of StarPoint referred to below are filed under StarPoint’s SEDAR profile and not under the Trust’s.

The following documents of the Trust and StarPoint, as predecessor to the Trust, are filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a)           the AIF;

(b)           the Information Circular;

(c)           StarPoint’s audited consolidated financial statements as at and for the period ended December 31, 2003, together with the notes thereto and the report of the auditors thereon;

(d)           StarPoint’s management’s discussion and analysis for the period ended December 31, 2003;

(e)           StarPoint’s unaudited interim comparative consolidated financial statements as at and for the three and nine months ended September 30, 2004, together with the notes thereto;

(f)            StarPoint’s management’s discussion and analysis for the three and nine months ended September 30, 2004;

(g)           StarPoint’s material change report dated October 4, 2004 with respect to the Arrangement;

(h)           StarPoint’s material change report dated January 11, 2005 with respect to the completion of the Arrangement; and

(i)            the Trust’s material change report dated February 1, 2005 concerning the completion of the acquisition of Selkirk.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors’ report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Trust with the securities commissions or similar authorities in Canada subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

STARPOINT ENERGY TRUST

General

The Trust is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture.  The head office of the Trust is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta.

The Trust was formed on December 6, 2004 and commenced operations on January 7, 2005 as a result of the completion of the Arrangement.

Structure

The Trust is the sole shareholder of the common shares of the Administrator.  The head office of the Administrator is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta and its registered office is located at Suite 1200, 425 – 1st Street S.W., Calgary, Alberta.

The Administrator has generally been delegated the significant management decisions of the Trust.  In particular, pursuant to the Administration Agreement between the Trust and the Administrator, the Trustee has delegated to the Administrator responsibility for the administration and management of all general and administrative affairs of the Trust, including matters relating to the following: (i) maintaining records; (ii) preparing and filing tax returns and monitoring the tax status of the Trust;  (iii) advising the Trust with respect to compliance with applicable securities laws; (iv) ensuring compliance with all applicable laws, including in relation to an offering; (v) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (vi) retaining professional advisors; (vii) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (viii) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (ix) all matters relating to the redemption of Trust Units; (x) certain matters relating to the specific powers and authorities as set forth in the Trust Indenture; (xi) determining and arranging for distributions; (xii) reporting to Unitholders;  (xiii) providing management services for the efficient and economic exploitation of the assets of the Trust and (xiv) recommending, carrying out and monitoring property acquisitions and dispositions and exploitation and development programs for the Trust.

The Administrator owns all of the issued and outstanding shares of Trend Energy Inc., a corporation incorporated under the ABCA, and directly and indirectly owns all of the partnership interests in the Partnership.

The Trust owns all of the issued and outstanding shares of ExchangeCo, the primary purpose of which is to accommodate certain ancillary exchange, put and call rights attaching to the Exchangeable Shares.

Subtrust is an unincorporated trust established on January 27, 2005 under the laws of the Province of Alberta pursuant to a trust indenture between the Adminstrator and 1149708 Alberta Ltd.  1149708 Alberta Ltd., a wholly-owned subsidiary of the Administrator incorporated under the ABCA, is the trustee of Subtrust.  The Trust is the sole beneficiary of Subtrust.  The business of Subtrust is acquiring, developing, exploiting, owning and disposing of oil and natural gas properties.  As described herein under the heading “Significant Acquisitions”, Subtrust will hold the assets of Selkirk after its acquisition by the Administrator and subsequent reorganization.

The following diagram shows the simplified structure of the Trust as at the date hereof:

Business of the Trust and the Adminstrator

Prior to the Arrangement, each of StarPoint and E3 were oil and natural gas exploration and production companies whose common shares were listed on the TSX.  As part of the Arrangement, StarPoint and E3 amalgamated with StarPoint Acquisition Ltd. to become the Administrator.  The Trust owns all of the issued and outstanding common shares of the Administrator. The Arrangement is described in detail in the Information Circular, the contents of which are incorporated by reference into this short form prospectus.

The Administrator directly or indirectly holds all of the assets held by StarPoint and E3 prior to the Arrangement, other than those assets transferred to Mission as part of the Arrangement. The Administrator has retained all of the liabilities of StarPoint and E3, including liabilities relating to corporate and income tax matters. The Administrator carries on an oil and natural gas exploration and production business similar to that carried on by StarPoint and E3 prior to the Arrangement becoming effective.

The Trust’s primary mandate is to focus on low cost operations, maintain and grow reserves and production and distribute approximately 75 - 85% of its available cash flow (at current commodity prices) to Unitholders in monthly distributions.  The Trust pursues an integrated strategy of acquisitions, exploitation and development of high quality, long life, light oil and natural gas reserves within its core areas of Southern Saskatchewan, Central Alberta and the plains area of Northeastern British Columbia.

Distributions

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust.  It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of the Administrator Notes, income under the NPI Agreement and income received from Subtrust.  In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Administrator Notes made by the Administrator to the Trust before the maturity of the Administrator Notes.

The Trust expects to make monthly cash distributions to Unitholders of its income and amounts representing the repayment of principal on the Administrator Notes, after expenses and any cash redemptions of Trust Units.

It is expected that cash distributions will be made on the 15th day of each month to Unitholders of record on the immediately preceding distribution record date, generally being the last Business Day of each month.  On January 19, 2005, the Trust announced that the Board of Directors had established a distribution policy of monthly distributions of $0.20 per Trust Unit for 2005 and had declared a distribution of $0.20 per Trust Unit to be paid on February 15, 2005 for Unitholders of record on January 31, 2005.

SIGNIFICANT ACQUISITIONS

Selkirk Acquisition

As described under the heading “The Business of the Trust – Selkirk Acquisition” at pages I-8 to I-11 of the Information Circular incorporated by reference herein, on November 8, 2004, StarPoint entered into agreements to acquire the issued and outstanding shares of four private corporations for aggregate cash consideration of $60 million, subject to upward adjustment in the event of a working capital surplus (the “Selkirk Acquisition”). Together, the private corporations own 100% of the interests in Selkirk.

The Information Circular stated that it was expected that StarPoint would participate as to 50% with a third party (the “Joint Venture Participant”) in the Selkirk Acquisition at the outset, but StarPoint would have an irrevocable option to acquire the other 50% interest in Selkirk on certain terms for one year after the initial closing. The Information Circular further stated that StarPoint would fund 50% of the adjusted purchase price of the Selkirk Acquisition from bank debt and working capital and that StarPoint had entered into an agreement with the Joint Venture Participant pursuant to which such Joint Venture Participant would acquire the remaining 50% interest in Selkirk.  On January 25, 2005, the Trust announced that the Joint Venture Participant would not be participating in the Selkirk Acquisition or the financing of the same.  Instead, the Trust announced that the Administrator, as the successor to StarPoint, would acquire 100% of the interests in Selkirk.

The Selkirk Acquisition was completed on January 28, 2005.  Selkirk will be reorganized such that Selkirk will be dissolved and Subtrust will hold all of the assets and liabilities of Selkirk.  The Trust financed the Selkirk Acquisition through borrowings under the Credit Facility and the Equity Bridge Loan.   See “Material Debt” and “Use of Proceeds”.

Descriptions of the principal property held by Selkirk and the oil and natural gas reserves attributable to Selkirk were provided under the headings “The Business of the Trust – Selkirk Acquisition – Selkirk Property” and “The Business of the Trust – Selkirk Acquisition – Reserves Attributable to Selkirk” at pages I-9 to I-11 of the Information Circular.  The information presented under those headings was prepared showing 50% of Selkirk’s property interests and reserves as it was then anticipated that the Administrator would initially acquire a 50% interest in Selkirk.  The information presented under the heading “The Business of the Trust – Selkirk Acquisition – Selkirk Property” in the Information Circular is restated below showing 100% of Selkirk’s property interests.  This supercedes and replaces the information under the heading “The Business of the Trust – Selkirk Acquisition – Selkirk Property” in the Information Circular.  The tables under the heading “The Business of the Trust – Selkirk

Acquisition – Reserves Attributable to Selkirk” in the Information Circular showing a summary of Selkirk’s oil and gas reserves based on constant and forecast prices and costs are also restated below showing 100% of Selkirk’s reserves.  The restated tables supercede and replace the tables under the heading “The Business of the Trust – Selkirk Acquisition – Reserves Attributable to Selkirk” in the Information Circular, but the remaining information under that heading continues to be applicable.

Selkirk Property

Selkirk’s principal properties are located in the Deep Basin area of Alberta, approximately 75 kilometers southwest of the city of Grand Prairie.  Production is primarily from the Chinook formation at Red Rock, with minor volumes from Elmworth and Wapiti.  Selkirk holds an average working interest of 38% in 20,320 gross (7,662 net) acres of land in the Deep Basin.  At Red Rock, Selkirk’s interest is limited to production from certain wellbores from the Chinook Formation.  Selkirk has an interest in 36 gross (14.6 net) producing natural gas wells and 10 gross (3.8 net) standing or suspended natural gas wells in this area.

Net production from this area was approximately 1,140 BOE/d in the month of December, 2004.  Production is processed through third party gas plants, with Selkirk holding a 57.2% net working interest in a 400 HP booster compressor located at Wapiti.

For the year ended December 31, 2003, 2 gross (0.54 net) exploration wells and 20 gross (8.4 net) development wells were drilled in the area resulting in 22 gross (9.0 net) natural gas wells.

In the nine months ended September 30, 2004, 5 gross (2.2 net) exploration wells and 6 gross (2.8 net) development wells were drilled in the area resulting in 11 (5.0 net) natural gas wells.

In the fourth quarter of 2004, 1 gross (0.3 net) development wells were drilled in the area resulting in 1 gross (0.3 net) natural gas wells.

Planned exploration and development activity for the first quarter of 2005 includes the drilling, completion and tie-in of 5 (1.5 net) wells and the tie-in and equipping of 6 gross (2.6 net) standing wells for an estimated total net cost of $1.8  million.

Summary of Oil and Gas Reserves – Constant Prices and Costs

	Gross Reserves			Net Reserves
	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas
	Mbbls	Mbbls	Mmcf	Mbbls	Mbbls	Mmcf

Proved
Developed Producing	0	836.1	8,255	0	803.7	6,198
Developed Non-Producing	0	103.2	1,430	0	101.6	1,079
Undeveloped	0	23.6	122	0	23.4	91
Total Proved	0	962.9	9,806	0	928.7	7,368
Probable	0	456.0	5,113	0	442.8	3,907
Total Proved plus Probable	0	1,418.8	14,918	0	1,371.5	11,275

Summary of Oil and Gas Reserves – Forecast Prices and Costs

	Gross Reserves			Net Reserves
	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas	Light and Medium Crude Oil	Natural Gas Liquids	Natural Gas
	Mbbls	Mbbls	Mmcf	Mbbls	Mbbls	Mmcf

Proved
Developed Producing	0	836.1	8,255	0	804.0	6,199
Developed Non-Producing	0	103.2	1,430	0	101.6	1,079
Undeveloped	0	24.0	217	0	23.7	166
Total Proved	0	963.3	9,901	0	929.3	7,444
Probable	0	457.6	5,540	0	444.1	4,223
Total Proved plus Probable	0	1,421.0	15,441	0	1,373.4	11,667

Schedule “A” hereto contains pro forma financial statements of the Trust giving effect to the Selkirk Acquisition and the Offering.  This information supercedes and replaces the pro forma financial statements attached as Schedule “A” to Appendix “I” of the Information Circular.  Schedule “B” to Appendix “I” of the Information Circular contains audited financial statements for Selkirk and its four partners for the year ended January 31, 2004 and unaudited financial statements for the period ended October 31, 2004.

RECENT DEVELOPMENTS

Unitholder Limited Liability Legislation

On July 1, 2004 the Income Trusts Liability Act (Alberta) came into force, creating a statutory limitation on the liability of unitholders of Alberta income trusts such as the Trust.  The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after July 1, 2004.  For additional information, see “Risk Factors - Unitholder Limited Liability”.

DRIP Plan

The Trust has implemented the DRIP Plan for eligible Unitholders. The DRIP Plan provides Unitholders with the opportunity to reinvest monthly cash distributions to acquire additional Trust Units at 95% of the average market price, as defined in the DRIP Plan, on the applicable distribution date.  The DRIP Plan includes a feature which allows eligible Unitholders to elect to have these additional Trust Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date, subject to a proration in certain events. In addition, the DRIP Plan allows participating Unitholders to purchase additional Trust Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Trust Units. Generally, no brokerage fees or commissions will be payable by participants for the purchase of Trust Units under the Plan, but Unitholders should make inquiries with their broker, investment dealer or financial institution through which their Trust Units are held as to any policies of such party that would result in any fees or commissions being payable.

Proposed Acquisition of Oil Assets

On January 25, 2005, the Trust announced the Administrator had entered into an agreement with a public company to acquire certain light oil producing assets located in Southeastern Saskatchewan for a purchase price of approximately $11.4 million.  The Trust will finance this acquisition with funds drawn under the Credit Facility.  The closing of this acquisition is expected to occur on February 18, 2005.

The assets are characterized by long life, light oil reserves and production, and comprise operated properties with high working interests, undeveloped land and control of key producing infrastructure. The Administrator has identified a number of operated, infill/step-out drilling locations on the undeveloped lands included in the acquisition.  Current production from the assets is approximately 340 BOE/d.

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which, individually or together, could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust can not predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

DESCRIPTION OF UNITS

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit entitles the holder thereof to one vote at any meeting of Unitholders and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust.  All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.  Each Trust Unit is transferable, subject to compliance with applicable Canadian securities laws, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of Unitholders for each Trust Unit held.

The Trust Indenture provides that Trust Units, including rights, warrants, special warrants or other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such time or times as the Trustee, on the recommendation of the Board of Directors, may determine. The Trust Indenture also provides that the Administrator may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust, which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions, to such persons and for such consideration as the Administrator may determine.

For additional information respecting the Trust Units, including information respecting Unitholders’ limited liability, the terms of the Special Voting Units and Exchangeable Shares, restrictions on non-resident Unitholders, the redemption right attached to the Trust Units, meetings of Unitholders and amendments to the Trust Indenture, see “Additional Information Concerning the Trust” on pages I-25 to I-31 of the Information Circular incorporated by reference herein.

The Trust Units do not represent a traditional investment and should not be viewed by investors as “shares” in either the Administrator or the Trust.  As holders of Trust Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. The market price of the Trust Units will be sensitive to, among other things, the anticipated distributable income from the Trust and the ability of the Administrator to effect long term growth in the value of the Trust, as well as a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to maintain and grow production. Changes in market conditions may adversely affect the trading price of the Trust Units.  See “Risk Factors”.

The Trust Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust, effective December 31, 2004, both before and after giving effect to the Arrangement, including the exercise of all Trust Converted Options (as defined in the Information Circular), and the Offering.

Designation	Authorized	Outstanding as at December 31, 2004 prior to giving effect to the Arrangement(1)	Outstanding as at December 31, 2004 after giving effect to the Arrangement	Outstanding as at December 31, 2004 after giving effect to the Arrangement and the Offering(2)(3)
Trust Units	Unlimited	$2,000	$220,481,515	$284,028,011
		(1 trust unit)	(22,117,343 trust units)	(25,877,343 trust units)

Exchangeable Shares	Unlimited	$nil	$35,488,485	$35,488,485
		(nil shares)	(3,494,595 shares)	(3,494,595 shares)

Bank Debt		$nil	$65,602,263(4)	$1,556,263(4)

Notes:

(1)           The Trust was initially settled as of December 6, 2004.

(2)           After deducting the estimated costs of the Offering of $250,000 and the Underwriters’ commission of $3,384,000 and assuming that the net proceeds of the Offering are used to reduce the Trust’s indebtedness to its bankers.

(3)           As at February 3, 2005 there were 22,117,343 Trust Units and 3,494,595 Exchangeable Shares outstanding.

(4)           This amount does not include any further indebtedness incurred to fund the Selkirk Acquisition.  See under the heading “Material Debt” below for a description of the Trust’s bank debt and credit facilities.

MATERIAL DEBT

The Administrator has a $125 million demand revolving operating credit facility (the “Credit Facility”) with Bank of Montreal pursuant to a letter agreement dated January 6, 2005. The Credit Facility is available on a revolving basis for a term of 364 days.  Advances bear interest at a rate equal to Bank of Montreal’s prime rate.  The borrowing base under the Credit Facility is generally re-determined by the lender on a semi-annual basis and upon the acquisition or disposition of assets beyond certain defined limits.

Pursuant to a letter agreement dated January 24, 2005, Bank of Montreal agreed to provide the Administrator with an equity bridge loan in an amount not to exceed $50 million (the “Equity Bridge Loan”) for the purposes of facilitating the Selkirk Acquisition.

Amounts outstanding under the Credit Facility and the Equity Bridge Loan are secured by a first charge in favour of Bank of Montreal over all assets and undertakings of the Administrator and have been guaranteed by the subsidiaries of the Administrator.  In connection with the completion of the Selkirk Acquisition, this first charge will be extended to include all of the assets and undertakings of Subtrust.  Also the Trust, the Trustee, the

Administrator, the Partnership and Bank of Montreal have entered into a subordination agreement dated January 7, 2005 (the “Subordination Agreement”).  Pursuant to the Subordination Agreement, any and all present and future indebtedness of the Administrator or any of its subsidiaries to the Trust, including under the NPI or the Administrator Notes, is made subordinate to the repayment of amounts owing under the Credit Facility or the Equity Bridge Loan.  In connection with the completion of the Selkirk Acquisition, the Subordination Agreement will be amended and restated to add Subtrust as a party, making it subject to similar restrictions.

Under the Credit Facility and Subordination Agreement, the Trust, the Administrator, Subtrust and their subsidiaries are restricted from making distributions when (i) a default or event of default under the Credit Facility has occurred and is continuing, (ii) outstanding loans under the Credit Facility exceed the borrowing base set by the lender thereunder until such time as such outstanding loans are reduced below the borrowing base, or (iii) a distribution would exceed the net income of the entity for the applicable period after deducting cash taxes paid and scheduled principal and interest payments.

The terms of the Credit Facility, the Equity Bridge Loan and the Subordination Agreement ensure that Bank of Montreal has priority over the Unitholders with respect to the assets and income of the Trust.  Amounts due and owing to Bank of Montreal under the Credit Facility and Equity Bridge Loan must be paid before any distribution can be made to Unitholders.  This could result in an interruption of distributions.  See “Risk Factors - Debt Service”.

As at February 3, 2005, a total of $97.5 million was outstanding under the Credit Facility and a total of $35.0 million was outstanding under the Equity Bridge Loan.  This includes amounts borrowed to fund the Selkirk Acquisition.  The net proceeds of the Offering will be applied to pay down all of the amount owing under Equity Bridge Loan and a portion of the amount owing under the Credit Facility.  This would leave a total of $68.5 million outstanding under the Credit Facility following completion of the Offering and no amount owing under the Equity Bridge Loan. The Credit Facility may be redrawn by the Administrator in the future to fund capital expenditures or for other corporate purposes, including the acquisition of the assets referred to under the heading “Recent Developments - Proposed Acquisition of Oil Assets”.

PRICE RANGE AND TRADING VOLUME OF UNITS

The Trust Units have been listed and posted for trading on the TSX under the trading symbol “SPN.UN” since January 14, 2005.  The following table sets forth the reported market price ranges and the trading volumes for the Trust Units for the periods indicated, as reported by the TSX.

	Price Range ($)
Period	High	Low	Trading Volume
January 14 to 31, 2005	$19.25	$18.22	6,529,900

February 1 to 2, 2005	$19.40	$18.55	740,300

On January 24, 2005, being the last day on which the Trust Units traded prior to the public announcement of the Offering, the closing price of the Trust Units on the TSX was $18.35.  On February 2, 2005, being the last day on which the Trust Units traded prior to the date of this short form prospectus, the closing price of the Trust Units on the TSX was $19.30.

USE OF PROCEEDS

After deducting the Underwriters’ fee of $3,384,000, and prior to the deduction of the estimated expenses of the Offering of $250,000, the Trust will have received net proceeds from the sale of the Trust Units of $64,296,000.  The net proceeds of the Offering will be used to pay down the amount owing under the Equity Bridge Loan and to reduce of the indebtedness of the Administrator under the Credit Facility.  The amount outstanding under the Equity Bridge Loan and a portion of the indebtedness outstanding under the Credit Facility have been incurred to finance the Selkirk Acquisition.  Funds used to reduce indebtedness under the Credit Facility may be redrawn and applied to fund general purposes, including the acquisition of the assets referred to under the heading “Recent Developments - Proposed Acquisition of Oil Assets”.  See “Relationship Between the Trust and BMO Nesbitt Burns Inc.”.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Trust has agreed to issue and sell an aggregate of 3,340,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on or about February 10, 2005 or such other date as may be agreed to by the Trust and the Underwriters, but in any event, not later than February 21, 2005.  Delivery of the Trust Units is conditional upon payment at closing of $18.00 per Trust Unit by the Underwriters to the Trust.  The Underwriting Agreement provides that the Trust will pay the Underwriters’ fee of $0.90 per Trust Unit for Trust Units issued and sold by the Trust, for an aggregate fee payable by the Trust of $3,384,000 (including the fee payable with respect to the Trust Units issued pursuant to the Option, as defined below), in consideration for their services in connection with the Offering. The terms of the Offering were determined by negotiation between the Administrator, on behalf of the Trust, and BMO Nesbitt Burns Inc. on its own behalf and on behalf of the other Underwriters.

Under the terms of the Underwriting Agreement, the Trust granted to the Underwriters an option (the “Option”) to purchase up to an additional 420,000 Trust Units pursuant to the Offering at a price of $18.00 per Trust Unit.  The Underwriters have exercised the Option in full.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. Subject to certain exceptions contained in the Underwriting Agreement, if an Underwriter fails to purchase the Trust Units which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all Trust Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and the Administrator will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.  It is expected that closing will occur on or about February 10, 2005 or such other date as the Trust and the Underwriters may agree, but in any event, not later than February 21, 2005.  Definitive certificates representing the Trust Units will be available for delivery at closing.

The Trust has been advised by the Underwriters that, in connection with the Offering, the Underwriters may, subject to applicable laws, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed with the Underwriters that, subject to certain exceptions, it will not offer or issue, or enter into an agreement to offer or issue, Trust Units or any securities convertible or exchangeable into Trust Units for a period of 90 days subsequent to the closing date of the Offering without the prior written consent of BMO Nesbitt Burns Inc. on behalf of the Underwriters, which consent may not be unreasonably withheld.

The TSX has conditionally approved the listing of the Trust Units distributed under this short form prospectus on the TSX.  Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX on or before May 2, 2005.

The Trust Units have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 144A thereunder.

In addition, until 40 days after the commencement of this offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the U.S. Securities Act.

RELATIONSHIP BETWEEN THE TRUST AND BMO NESBITT BURNS INC.

BMO Nesbitt Burns Inc. is a wholly-owned subsidiary of Bank of Montreal, a Canadian chartered bank (the “Bank”).  The Bank is a lender to the Administrator.  Accordingly, the Trust may be considered a “connected issuer” of BMO Nesbitt Burns Inc. under applicable Canadian securities legislation.

Under the Credit Facility, the Administrator was indebted to the Bank for an aggregate amount of $97.5 million as at February 3, 2005.  Under the Equity Bridge Loan, the Administrator was indebted to the Bank for an aggregate amount of $35.0 million as at February 3, 2005.  The Administrator is in compliance with all material terms of the agreements governing the Credit Facility and the Equity Bridge Loan and the Bank has not waived any material breach by the Administrator of such agreements since their execution.  Neither the financial position of the Administrator nor the value of the security under the Credit Facility or the Equity Bridge Loan has changed substantially since the indebtedness under the Credit Facility and Equity Bridge Loan was incurred.

The net proceeds of the Offering will be used to pay down the amount owing under the Equity Bridge Loan and to reduce the indebtedness of the Administrator under the Credit Facility.  The amount outstanding under the Equity Bridge Loan and a portion of the indebtedness under the Credit Facility have been incurred to finance the Selkirk Acquisition.  Funds used to reduce indebtedness under the Credit Facility may be redrawn and applied to fund general purposes, including the acquisition of the assets referred to under the heading “Recent Developments - Proposed Acquisition of Oil Assets”.

The decision to distribute the Trust Units offered hereby and the determination of the terms of the Offering were made through negotiations between the Administrator on behalf of the Trust and the Underwriters. The Bank did not have any involvement in such decision or determination, but has been advised of the issuance and terms thereof. As a consequence of the offering, BMO Nesbitt Burns Inc. will receive its share of the underwriting fee payable by the Trust to the Underwriters.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon by Heenan Blaikie LLP on behalf of the Trust.  As at the date hereof, the partners and associates of Heenan Blaikie LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.  Mr. James Pasieka, a director and the corporate secretary of the Administrator, is a partner of Heenan Blaikie LLP.

Certain legal matters relating to the Offering will be passed upon by Bennett Jones LLP on behalf of the Underwriters.  As at the date hereof, the partners and associates of Bennett Jones LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Trust Units.

Reserve estimates contained in the AIF and the Information Circular, which are incorporated herein by reference, have been prepared by Gilbert Laustsen Jung Associates Ltd., Sproule Associates Limited, McDaniel & Associates Consultants Ltd. and Paddock Lindstrom and Associates Ltd.  As of the date hereof, the principals, directors, officers and associates of each of Gilbert Laustsen Jung Associates Ltd., Sproule Associates Limited, McDaniel & Associates Consultants Ltd. and Paddock Lindstrom and Associates Ltd., as a group in each case, own, directly or indirectly, less than 1% of the outstanding Trust Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP and Bennett Jones LLP (collectively, “Counsel”), the following summary, as of the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Tax Act and the regulations thereunder (the “Regulations”) to a Unitholder who acquires Trust Units pursuant to this Offering and who, for purposes of the Tax Act and at all relevant times, (i) holds the Trust Units as capital property and (ii) deals at arm’s length with, and is not a person affiliated with, the Trust. Generally, the Trust Units will be considered to be capital property to a Unitholder provided the Unitholder does not hold the Trust Units in the course of carrying on a business of trading or dealing in Trust Units and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Unitholder that (i) is a “financial institution”, a “specified financial institution”  (ii) an interest in which would be a “tax shelter investment”, all as defined in the Tax Act or (iii) is a partnership.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and/or the Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and Counsels’ understanding of the current published administrative and assessing practices of CRA. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Unitholder or prospective Unitholder, and no representations with respect to the income tax consequences to any Unitholder or prospective Unitholder are made. Consequently, Unitholders and prospective Unitholders of Trust Units should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Trust Units pursuant to this Offering having regard to their particular circumstances.

Holders of Trust Units Resident in Canada

This portion of the summary is applicable to Unitholders who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to or treated as a loss of a Unitholder, and income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or “resource profits”) for purposes of the Tax Act A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units (as defined below).

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder’s income for the year.  Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder’s income for the year. However, where such an amount is paid or becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will be reduced by such amount. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than nil, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

The adjusted cost base to a Unitholder of a Trust Unit will generally be equal to the average of the cost of all Trust Units held by the Unitholder and will be reduced by certain distributions as noted above. Reinvested Trust Units (as defined below) issued to a Unitholder as a non-cash distribution of income will have a cost equal to the amount of such income and this cost will be required to be averaged with the adjusted cost base of all other Trust Units held by the Unitholder as capital property.  Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder’s adjusted cost base of the Trust Unit and any reasonable costs of disposition.  Where Trust Units are redeemed and any property of the Trust, including Administrator Notes or Redemption Notes (as defined in the Trust Indenture), is distributed in specie to the Unitholder, the proceeds of disposition to the Unitholder of the Trust Units will be equal to the aggregate cash received and the fair market value of the property so distributed less any portion thereof that is considered to be a distribution out of the income of the Trust.  One-half of any capital gain (a “taxable capital gain”) realized by a Unitholder in a taxation year and any net taxable capital gain designated by the Trust to a Unitholder must be included in the Unitholder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, in accordance with, and under the circumstances described in, the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to alternative minimum tax depending on the Unitholder’s circumstances. A Unitholder that throughout the relevant taxation year is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains and certain income from the Trust.

The receipt of Administrator Notes or Redemption Notes in substitution for Trust Units may result in a change in the income tax characterization of distributions. Such a Unitholder will be required to include in income, interest on the Administrator Notes or Redemption Notes (including interest that had accrued to the date of the acquisition of the Administrator Notes by the Unitholder) in accordance with the provisions of the Tax Act. To the extent that the Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Administrator Notes, an offsetting deduction will be available. The adjusted cost base of an Administrator Note or Redemption Note distributed or issued by the Trust, as the case may be, to a Unitholder upon a redemption of Trust Units will be equal to the fair market value of the Administrator Note or Redemption Note at the time of the distribution or issuance less, in the case of the Administrator Notes, any accrued interest thereon. Unitholders should consult with their own tax advisors as to the consequences of receiving Administrator Notes or Redemption Notes on a redemption of Trust Units.

Holders of Trust Units Not Resident in Canada

This portion of the summary applies to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada or elsewhere (a “Non-Resident”).

Any distribution of income of the Trust to a Non-Resident will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident’s jurisdiction of residence. A Unitholder resident in the United States who is entitled to claim the benefit of the Canada-US Income Tax Convention (1980) will be entitled to have the rate of withholding reduced to 15% of the amount of any income distributed.

Pursuant to the Proposed Amendments, the Trust may also be obligated to withhold at the rate of 15% on all distributions by the Trust to a Non-Resident that are not otherwise included in the income of the Non-Resident for the purposes of the Tax Act or otherwise subject to withholding taxes under the Tax Act.  In the event that the Non-Resident subsequently realizes a loss on the disposition of the Trust Units, the Non-Resident may, in certain circumstances, be entitled to a refund of all or a portion of this tax subject to the filing of appropriate income tax returns.

A disposition or deemed disposition of a Trust Unit by a Non-Resident, whether on redemption or otherwise, will not give rise to any capital gains subject to tax under the Tax Act provided that the Trust Units are not “taxable Canadian property” of the Non-Resident for the purposes of the Tax Act. Trust Units will not be considered taxable Canadian property to a Non-Resident unless: (i) the Non-Resident holds or uses, or is deemed to hold or use the Trust Units in the course of carrying on business in Canada; (ii) at any time during the 60 month period immediately preceding the disposition of the Trust Units the Non-Resident or persons with whom the Non-Resident did not deal at arm’s length or any combination thereof held 25% or more of the issued Trust Units; or (iii) the Trust were not a mutual fund trust for the purposes of the Tax Act on the date of disposition.

Interest paid or credited on Administrator Notes or Redemption Notes (as defined in the Trust Indenture) to a Non-Resident who receives such notes on a redemption of Trust Units will be subject to Canadian withholding tax at a rate of 25%, unless such rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident’s jurisdiction of residence. A Non-Resident who is resident in the United States and who is entitled to claim the benefit of the Canada-US Income Tax Convention (1980) generally will be entitled to have the rate of withholding reduced to 10% of the amount of such interest.

Qualification as a Mutual Fund Trust

The Trust qualifies as a “unit trust” as defined in the Tax Act, and this summary assumes that the Trust also qualifies and will continue to qualify at all times as a “mutual fund trust” as defined in the Tax Act.  In order to qualify as a mutual fund trust the sole undertaking of the Trust must be the investing of its funds in property (other than real property or interests in real property) and the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Unitholders and the dispersal of ownership of Trust Units.  Subject to some exceptions, the Tax Act currently provides that the Trust may not reasonably be considered to have been established or maintained primarily for the benefit of non-residents of Canada.  If the Trust were to not qualify as a mutual fund trust at any particular time, the income tax considerations for the Trust and Unitholders would be materially different in certain respects from those contained herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act.  See “Risk Factors - Investment Eligibility; Mutual Fund Trust Status”.  Counsel has been advised by the Administrator that the Trust will elect in its income tax return for its first taxation year within the time limits provided under the Tax Act, to be deemed to be a mutual fund trust from the beginning of the Trust’s first taxation year.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include, among other things, in its income for each taxation year: (i) income from the NPI on an accrual basis; and (ii) all interest on the Administrator Notes that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year.

The Trust will generally be entitled to deduct on an annual basis, reasonable administrative expenses incurred on its ongoing investment activities provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Tax Act, including the Proposed Amendments, which require that the Trust have a reasonable expectation of profit. The Trust will also be entitled to deduct a portion of any costs incurred by it in connection with the issuance of Trust Units. The amount of such expenses deductible by the Trust in a taxation year is 20% of such issue expenses, pro-rated where the Trust’s taxation year is less than 365 days, to the extent such expenses were not deductible in a previous taxation year. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense account at the end of that year pro-rated where the Trust’s taxation year is less than 365 days. Counsel is advised that the cost of the NPI has been added to the Trust’s cumulative Canadian oil and gas property expense account. Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient available funds to distribute all of its income by way of cash distributions. In such circumstances, such income will be payable to Unitholders in the form of additional Trust Units (“Reinvested Trust Units”).

Counsel has been advised by the Administrator that the Trust shall make sufficient distributions in each year of its net income for tax purposes so that the Trust generally will not be liable for any material amounts of income tax under the Tax Act..

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, based on representations from the Administrator and the Trust as to certain factual matters, and subject to the qualifications and assumptions discussed under the heading “Canadian Federal Income Tax Considerations”, the Trust Units issuable pursuant to the Offering will, on the date of issue, be qualified investments for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), deferred profit sharing plans (“DPSP”) and registered education savings plans (“RESP”) (collectively, “Exempt Plans”) under the Tax Act as in effect on the date hereof.  The Administrator has advised Counsel that the cost amount of foreign property of the Trust, if any, has always been and will be less than 30% of the cost amount of all property of the Trust and accordingly the Trust Units will not, on the date of closing, constitute foreign property for such plans.  See “Risk Factors - Investment Eligibility and Mutual Fund Trust Status”.

RISK FACTORS

An investment in the Trust Units is subject to certain risks. Investors should carefully consider the following risk factors:

Dependence on the Administrator and Subsidiaries

The Trust is an open-end, limited purpose trust that is entirely dependent upon the operations and assets of its direct and indirect subsidiaries.  Accordingly, any cash distributions to the Unitholders are dependent upon (i) the ability of the Administrator to meet its interest and principal repayment obligations on the Administrator Notes, to declare and pay distributions or dividends on its common shares and to pay the NPI and (ii) the ability of Subtrust to distribute income to the Trust.  Income is received from the production of oil and natural gas from Canadian resource properties and is susceptible to the risks and uncertainties associated with the oil and natural gas industry generally.  The Trust, through is subsidiaries, currently conducts oil and natural gas exploration and development activities.  If the Administrator is unsuccessful in these activities, the ability of the Administrator to meet its obligations to the Trust may be adversely affected.  Unitholders and potential Unitholders should consider carefully the information contained or incorporated by reference in this short form prospectus and, in particular, the following risk factors.

Exploration and Development

Exploration and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using skilled staff, focusing exploration efforts in areas in which the Administrator has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography and reservoir simulation studies have been used by the Administrator and may, if deemed appropriate, be used in the future to improve its ability to find, develop and produce oil and natural gas.

Operations

The Administrator’s operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Administrator and others. In particular, the Administrator explores for and produces sour natural gas in populated areas, including Northeastern British Columbia.  An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Administrator.  The Administrator has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Administrator has liability insurance policies in place, in such amounts as it considers adequate. The Administrator will not be fully insured against all of these risks, nor are all such risks insurable.  See “Risk Factors – Insurance”.

Continuing production from a property, and/or, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property.  To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Administrator to certain properties.  A reduction of the income from the NPI could result in such circumstances.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate and price and demand are factors beyond the Administrator’s control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.  Fluctuations in price will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that the Administrator may acquire.  As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Hedging

From time to time the Administrator may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Administrator and the Trust will not benefit from such increases. Similarly, from time to time, the Administrator may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Administrator and the Trust will not benefit from the fluctuating exchange rate.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Reserves

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids, reserves and cash flows to be derived therefrom, including many factors beyond the Trust’s control.  The reserve and associated cash flow information set forth in the AIF, the Information Circular and this short form prospectus represent estimates only.  In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results.  All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Trust’s actual production, revenues and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, the applicable independent reserves consultants have used both constant and forecast price and cost estimates in calculating reserve quantities for the Trust. Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived therefrom will vary from the estimates contained in the applicable engineering reports. The reserve reports are based in part on the assumed success of activities the Trust intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the engineering reports will be reduced to the extent that such activities do not achieve the level of success assumed in the engineering reports.

Declines in the reserves of the Administrator or Subtrust which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Unitholders.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas. The Trust’s competitors include oil and natural gas companies and trusts that have substantially greater financial resources, staff and facilities than those of the Trust. The Trust’s ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of the Administrator or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Administrator.  There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Insurance

The Trust’s involvement in the exploration for and development of oil and natural gas properties may result in the Trust or its subsidiaries, as the case may be, becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although prior to drilling, the Trust or its subsidiaries, as the case may be, will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Trust or its subsidiaries, as the case may be, may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The Trust currently does not possess business interruption insurance.  The payment of such uninsured liabilities would reduce the funds available to the Trust.  The occurrence of a significant event that the Trust is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Trust’s financial position, including, but not limited to, distributable cash, results of operations or prospects and will reduce income otherwise distributable to the Trust.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to the Administrator, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties, or the establishment by the operator of reserves for such expenses.  Accordingly, the ability of the Administrator to meet its obligations to the Trust or Subtrust to distribute income to the Trust, and the Trust’s corresponding ability to make timely cash distributions to the Unitholders, may be adversely affected.

Depletion of Reserves

The Trust has certain unique attributes that differentiate it from many other oil and gas industry participants. Distributions of distributable cash by the Trust in respect of oil and natural gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.  Although the Administrator will reinvest a portion of its cash flow to fund its exploration and development program, there can be no assurances that this will prevent a reduction in production and reserve levels.

The Administrator’s and Subtrust’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Administrator’s and Subtrust’s success in its exploration and development projects, exploiting its reserve base and, if applicable, acquiring additional reserves. Without reserve additions through development or acquisition activities, the Administrator’s and Subtrust’s reserves and production will decline over time as reserves are depleted.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Administrator’s and Subtrust’s ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired.  To the extent that the Administrator and Subtrust are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable cash available for Unitholders may be reduced.

There can be no assurance that the Administrator and Subtrust will be successful in developing or acquiring additional reserves on terms that meet the Trust’s investment objectives.

Return of Capital

Trust Units will have no value when reserves from the Trust’s oil and gas properties can no longer be economically produced and, as a result, cash distributions do not represent a “yield” in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.  Distributions represent a blend of return of Unitholders initial investment and a return on Unitholders initial investment.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in a significant change in the amount the Trust pays to service debt, potentially impacting distributions to Unitholders.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates may impact future distributions and the future value of the Trust’s reserves as determined by independent evaluators.

Distributions

Historical distribution payments of the Trust may not be reflective of future distribution payments, which will be subject to review by the Board of Directors taking into account the prevailing financial circumstances of the

Administrator at the relevant time. The actual amount distributed, if any, is at the discretion of the Board of Directors.  Cash distributions by the Trust to Unitholders are not guaranteed.

“Distributable cash” is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.  See “Non-GAAP Measures”.

Investment Eligibility and Mutual Fund Trust Status

It is intended that the Trust qualify at all times as a mutual fund trust for the purposes of the Tax Act. The Trust may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Trust and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

•                                          the Trust Units would cease to be a qualified investment for trusts governed by Exempt Plans.  Where, at the end of a month, an Exempt Plan holds Trust Units that ceased to be a qualified investment, the Exempt Plan, must, in respect of that month, pay a tax under Part XI. 1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan.  In addition, trusts governed by an RRSP or an RRIF which hold Trust Units that are not qualified investments will be subject to tax on the income attributable to the Trust Units while they are non-qualified investments, including the full capital gains, if any, realized on the disposition of such Trust Units.  Where a trust governed by a RRSP or a RRIF acquires Trust Units that are not qualified investments, the value of the investment will be included in the income of the annuitant for the year of the acquisition. Trusts governed by RESPs which hold Trust Units that are not qualified investments can have their registration revoked by the CRA;

•                                          Trust Units would become foreign property for Exempt Plans, registered pension plans and other persons subject to tax under Part XI of the Tax Act upon the Trust ceasing to be a mutual fund trust;

•                                          the Trust would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax;

•                                          the Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws; and

•                                          Trust Units would become taxable Canadian property. As a result, non-resident Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

In addition, the Trust may take certain measures in the future to the extent the Trust believes such measures are necessary to ensure the Trust maintains its status as a mutual fund trust. These measures could be adverse to certain Unitholders.

Non-Resident Ownership of Trust Units

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of non-residents. The Trust Indenture provides that if at any time the Trust or the Administrator becomes aware that the beneficial owners of 40% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trust, by or through the Administrator on the Trust’s behalf, shall take such action as may be necessary to carry out the foregoing intention.

These measures could be adverse to certain Unitholders and may not be effective to avoid the Trust losing its status as a mutual fund trust for the purposes of the Tax Act.

Proposed amendments to the Tax Act originally published by the Minister of Finance on March 22, 2004 were to provide that, after December 31, 2004, the Trust must continuously ensure that not more than 50% of its issued Trust Units are held by non-residents of Canada or partnerships (other than “Canadian partnerships” as defined in the Tax Act). These proposals were not included in the Notice of Ways and Means Motion tabled by the Minister of Finance on December 6, 2004 and the Minister of Finance has indicated that further discussions are to be held with the private sector on the appropriate tax treatment for non-residents investing in resource property through mutual funds.

Income Tax Matters

Generally, oil and gas income trusts including the Trust involve significant amounts of inter-company debt, royalties or similar instruments, generating substantial interest expense or other deductions which serve to reduce taxable income and income tax payable. There can be no assurance that the taxation authorities will not seek to challenge the amount of interest expense and other deductions. If such a challenge were to succeed against the Trust or the Administrator, it could materially adversely affect the amount of distributions available to the Trust. The Trust and the Administrator believe that the interest expense inherent in the structure of the Trust is supportable and reasonable in light of the terms of the Administrator Notes.

Changes in Legislation and Administrative Practices

There can be no assurances that income tax laws and government incentive programs relating to mutual fund trusts and to the oil and gas industry will not be changed in a manner which materially adversely affects the Trust and the Unitholders (see the discussion under the heading “Risk Factors - Non-resident Ownership of Trust Units”). There can be no assurance that the CRA will agree with how the Trust calculates its income for tax purposes or that the CRA will not change its administrative practices to the detriment of the Trust or the Unitholders.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Administrator.  The Trust Units represent a fractional interest in the Trust.  As holders of Trust Units, Unitholders have substantially all of the same protections, rights and remedies as a shareholder would have under the Canada Business Corporations Act, except a Unitholder will not have the statutory rights normally associated with ownership of shares of a corporation, including, for example, the right to bring “oppression” or “derivative” actions.  A Unitholder is also not entitled to “dissent rights”.

Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation.  Unlike many other royalty trusts, the structure of the Trust does not include the interposition of a limited liability entity such as a corporation or limited partnership between the Trust and Subtrust which would provide further limited liability protection to Unitholders between the assets and Subtrust.

The Trust’s sole assets will be the NPI, the Administrator Notes, the common shares of the Administrator, its beneficial interest in Subtrust and other investments in securities.  The price per Trust Unit is a function of anticipated income available for distributions, the oil and natural gas assets held by the Administrator and Subtrust and the Administrator’s and Subtrust’s ability to effect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions, including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties.  Changes in market conditions may adversely affect the trading price of the Trust Units.

Neither the Trust Units nor the Debentures are “deposits” within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation.  Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Debt Service

As at February 3, 2005, a total of $97.5 million was outstanding under the Credit Facility and a total of $35.0 million was outstanding under the Equity Bridge Loan. Variations in interest rates and scheduled principal repayments or the need to refinance the Credit Facility upon expiration could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust.

Although it is believed that the Credit Facility is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of the Administrator, that additional funds can be obtained or that, upon expiration, the Credit Facility can be refinanced on terms acceptable to the Trust and the lender.

Amounts outstanding under the Credit Facility are secured by a first charge in favour of Bank of Montreal over all assets and undertakings of the Administrator and have been guaranteed by the subsidiaries of the Administrator. In connection with the Selkirk Acquisition, this first charge will be extended to include all of the assets and undertakings of Subtrust.  If the Administrator or Subtrust becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties free from or together with the NPI.

Under the Credit Facility and Subordination Agreement, the Trust, the Administrator, Subtrust and their subsidiaries are restricted from making distributions when (i) a default or event of default under the Credit Facility has occurred and is continuing, (ii) outstanding loans under the Credit Facility exceed the borrowing base set by the lender thereunder until such time as such outstanding loans are reduced below the borrowing base, or (iii) a distribution would exceed the net income of the entity for the applicable period after deducting cash taxes paid and scheduled principal and interest payments.

The terms of the Credit Facility, the Equity Bridge Loan and the Subordination Agreement ensure that Bank of Montreal has priority over the Unitholders with respect to the assets and income of the Trust.  Amounts due and owing to Bank of Montreal under the Credit Facility and Equity Bridge Loan must be paid before any distribution can be made to Unitholders.  This could result in an interruption of distributions.

Redemption Right

Unitholders have a limited right to require the Trust to repurchase their Trust Units, which is referred to as a redemption right. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investments.  Administrator Notes or Redemption Notes (as defined in the Trust Indenture) which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such Administrator Notes or Redemption Notes.  Cash redemptions are subject to limitations.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust’s assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.  See “Recent Developments - Unitholder Limited Liability Legislation”.

Permitted Investments

An investment in the Trust should be made with the understanding that the value of any Permitted Investments may fluctuate in accordance with changes in the financial condition of the issuers of the Permitted Investments, the value of similar securities, and other factors. For example, the prices of Canadian government securities, bankers’ acceptances and commercial paper react to economic developments and changes in interest rates.  Commercial paper is also subject to issuer credit risk. Other Permitted Investments in energy related income trusts, companies and partnerships will be subject to the general risks of investing in equity securities.  These include the risk that the financial condition of issuers may become impaired, or that the energy sector may suffer a market downturn. Securities markets in general are affected by a variety of factors, including governmental, environmental, and regulatory policies, inflation and interest rates, economic cycles, and global, regional and national events.  The value of Trust Units could be affected by adverse changes in the market values of Permitted Investments.

Regulatory Matters

The Administrator’s operations are subject to a variety of federal and provincial laws and regulations, including income tax laws and laws and regulations relating to the protection of the environment. The Administrator’s operations may require licenses from various governmental authorities. There can be no assurance that the Administrator will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

Kyoto Protocol

In 1994, the United Nations’ Framework Convention on Climate Change came into force and three years later led to the Kyoto Protocol which will require nations to reduce their emissions of carbon dioxide and other greenhouse gases. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gases from crude oil and natural gas producers may be required which could result in, among other things, increased operating and capital expenditures for those producers (including the Trust) which may make certain production of crude oil and natural gas by those producers uneconomic resulting in reductions in such production. Until such legislation or other regulatory initiatives are finalized, the impact of the Kyoto Protocol and any such legislation adopted as a result of its ratification remains uncertain. The direct or indirect costs of such legislation or regulatory initiatives may adversely affect the business of the Administrator.

Possible Failure to Realize Anticipated Benefits of Acquisitions

The Trust and StarPoint, prior to the Arrangement, have completed a number of acquisitions and are proposing to complete the Selkirk Acquisition to strengthen the Trust’s position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these and any future acquisitions depends, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust’s and the Administrator’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Administrator or Subtrust. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust’s ability to achieve the anticipated benefits of these and future acquisitions.

Conflicts of Interest

The directors and officers of the Administrator are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of the Administrator may become subject to conflicts of interest. The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

As at the date hereof neither the Trust nor the Administrator is aware of any existing or potential material conflicts of interest between the Trust and the Administrator and a director or officer of the Administrator.

MATERIAL CONTRACTS

The following contracts, copies of which have been filed by the Trust on SEDAR, may be material to an investor in Trust Units:

(a)                                the Trust Indenture;

(b)                               the note indenture dated January 4, 2005 between the Administrator and Olympia Trust Company governing the issuance of the Administrator Notes;

(c)                                the Administration Agreement;

(d)                               the support agreement dated January 7, 2005 among the Trust, the Administrator and ExchangeCo concerning certain matters affecting the Exchangeable Shares;

(e)                                the voting and exchange trust agreement dated January 7, 2005 among the Trust, the Administrator, ExchangeCo and the Trustee concerning certain matters affecting the Exchangeable Shares;

(f)                                  the Trust’s restricted unit plan;

(g)                               the DRIP Plan;

(h)                               the Underwriting Agreement;

(i)                                   the letter agreement dated January 6, 2005 between the Administrator and Bank of Montreal concerning the Credit Facility; and

(j)                                   the Subordination Agreement.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to the Trust to which the Trust or the Administrator is a party or in respect of which any of their respective properties are subject, nor are there any such proceedings known to the Trust or the Administrator to be contemplated.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The transfer agent and registrar for the Trust Units is Olympia Trust Company at its principal offices in Calgary, Alberta and at the principal offices of its agent in Toronto, Ontario.

DIRECTORS AND OFFICERS

Effective January 11, 2005, Murray Mason of Calgary, Alberta was appointed as the Vice-President, Production of the Administrator.  Mr. Mason was self-employed from May, 2004 to January, 2005.  From January, 2001 to April, 2004, Mr. Mason was Vice-President, Production of Impact Energy Inc., a public oil and gas company whose shares were traded on the TSX.  From October, 1993 to January, 2001, Mr. Mason was Vice-President, Production of Startech Energy Inc., a public oil and gas company whose shares were traded on the TSX.

Information concerning the other directors and officers of the Administrator is provided under the heading “Directors and Officers of Amalco” at page I-31 of the Information Circular, which is incorporated herein by reference.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two Business Days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the province in which the purchaser resides for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENTS

Consent of KPMG LLP

The Board of Directors of StarPoint Energy Ltd.

We have read the short form prospectus (the “Prospectus”) of StarPoint Energy Trust (the “Trust”) dated February 3, 2005 relating to the qualification for distribution of 3,760,000 trust units of the Trust.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of StarPoint Energy Ltd. on the consolidated balance sheet of StarPoint Energy Ltd. as at December 31, 2003 and the consolidated statements of operations and deficit and cash flows for the period from the commencement of operations on September 5, 2003 to December 31, 2003.  Our report is dated April 1, 2004.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Upton Resources Inc. on the consolidated balance sheet of Upton Resources Inc. as at December 31, 2003 and the consolidated statements of operations and retained earnings and cash flows for the year then ended.  Our report is dated December 6, 2004.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Cougar Hydrocarbons Inc. on the balance sheets of Cougar Hydrocarbons Inc. as at December 31, 2002 and October 31, 2002 and the statements of operations and retained earnings (deficit) and cash flows for each of the years ended December 31, 2002 and October 31, 2002 and the two month period ended December 31, 2002.  Our report is dated June 2, 2003, except with respect to notes 4 and 8 which are as of November 30, 2003.

We consent to the incorporation by reference in the Prospectus of our report to the directors of X-Terra Energy Corp. on the balance sheets of X-Terra Energy Corp. as at December 31, 2002 and 2001 and the statements of operations and retained earnings (deficit) and cash flows for each of the years in the two year period ended December 31, 2002 and for the period from incorporation on February 28, 2000 to December 31, 2000.  Our report is dated October 3, 2003, except with respect to notes 5 and 9 which are as of October 31, 2003.

We consent to the incorporation by reference in the Prospectus of our report to the Trustee of StarPoint Energy Trust on the balance sheet of StarPoint Energy Trust as at December 6, 2004.  Our report is dated December 6, 2004.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Mission Oil & Gas Inc. on the balance sheet of Mission Oil & Gas Inc. as at November 11, 2004.  Our report is dated December 6, 2004.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Mission Oil & Gas Inc. on the statement of net operating revenues of the Mission Assets for each of the years in the two year period ended December 31, 2003 and for the nine month period ended September 30, 2004.  Our report is dated December 6, 2004.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of E3 Energy Inc. on the consolidated balance sheet of E3 Energy Inc. as at December 31, 2003 and the consolidated statements of operations and retained earnings and cash flows for the year then ended.  Our report is dated March 29, 2004.

We consent to the incorporation by reference in the Prospectus of our report to the directors of E3 Energy Inc. on the schedule of revenues and expenses of the Metiskow Property acquired from Husky Oil Operations Limited for each of the years ended December 31, 2002, 2001 and 2000 and for the period from January 1, 2003 to April 10, 2003.  Our report is dated November 8, 2004.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

February 3, 2005

Consent of PricewaterhouseCoopers LLP

The Board of Directors of StarPoint Energy Ltd.

We have read the short form prospectus (the “Prospectus”) of StarPoint Energy Trust (the “Trust”) dated February 3, 2005 relating to the qualification for distribution of 3,760,000 trust units of the Trust.  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of Upton Resources Inc. on the consolidated balance sheets of Upton Resources Inc. as at December 31, 2002 and December 31, 2001 and the consolidated statements of operations, retained earnings and cash flows for the years then ended.  Our report is dated February 21, 2003.

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Calgary, Canada

February 3, 2005

Consent of Collins Barrow Calgary LLP

The Board of Directors of StarPoint Energy Ltd.

We have read the short form prospectus (the “Prospectus”) of StarPoint Energy Trust (the “Trust”) dated February 3, 2005 relating to the qualification for distribution of 3,760,000 trust units of the Trust.  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the directors of Selkirk Energy Canada Ltd., 977529 Alberta Ltd., 3072202 Nova Scotia Company and Five Spot Energy Ltd. on the combined balance sheet of Selkirk Energy Group as at January 31, 2004 and the combined statements of income and retained earnings and cash flows for the year then ended.  Our report is dated November 12, 2004.

(signed) “Collins Barrow Calgary LLP”

Chartered Accountants

Calgary, Canada

February 3, 2005

Consent of Dick Cook Schulli

The Board of Directors of StarPoint Energy Ltd.

We have read the short form prospectus (the “Prospectus”) of StarPoint Energy Trust (the “Trust”) dated February 3, 2005 relating to the qualification for distribution of 3,760,000 trust units of the Trust.  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of E3 Energy Inc. on the balance sheet of E3 Energy Inc. as at December 31, 2002 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the period from December 28, 2001 to December 31, 2002.  Our report is dated April 11, 2003.

(signed) “Dick Cook Schulli”

Chartered Accountants

Calgary, Canada

February 3, 2005

Consent of Hudson & Company LLP

The Board of Directors of StarPoint Energy Ltd.

We have read the short form prospectus (the “Prospectus”) of StarPoint Energy Trust (the “Trust”) dated February 3, 2005 relating to the qualification for distribution of 3,760,000 trust units of the Trust.  We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of Rustler Petroleum Ltd. on the balance sheet of Rustler Petroleum Ltd. as at December 31, 2002 and the statements of operations and deficit and cash flows for the year then ended.  Our report is dated May 7, 2003.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of Rustler Petroleum Ltd. on the balance sheet of Rustler Petroleum Ltd. as at December 31, 2001 and the statements of operations and deficit and cash flows for the year then ended.  Our report is dated November 8, 2004.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of Rustler Petroleum Ltd. on the balance sheet of Rustler Petroleum Ltd. as at December 31, 2000 and the statements of operations and deficit and cash flows for the year then ended.  Our report is dated November 8, 2004.

(signed) “Hudson & Company LLP”

Chartered Accountants

Calgary, Canada

February 3, 2005

SCHEDULE “A” - PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

A - 1

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Trustee of StarPoint Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of StarPoint Energy Trust (the “Trust”) as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine months then ended and the year ended December 31, 2003, and have performed the following procedures:

1.               Compared the figures in the columns captioned “StarPoint Energy Ltd.” to the unaudited interim consolidated financial statements of StarPoint Energy Ltd. (“StarPoint”) as at September 30, 2004 and for the nine months then ended and to the audited consolidated financial statements of StarPoint for the period from the commencement of operations on September 5, 2003 to December 31, 2003, respectively, and found them to be in agreement.

2.               Compared the figures in the columns captioned “E3 Energy Inc.” to the unaudited interim consolidated financial statements of E3 Energy Inc. (“E3”) as at September 30, 2004 and for the nine months then ended and to the unaudited pro forma consolidated financial statements of E3 for the year ended December 31, 2003, respectively, and found them to be in agreement.

3.               Compared the figures in the columns captioned “Selkirk Energy Partnership” to the unaudited interim consolidated financial statements of the Selkirk Energy Partnership (“Selkirk”) as at October 31, 2004 and for the nine months then ended and the audited consolidated financial statements of Selkirk for the year ended January 31, 2004, respectively, and found them to be in agreement.

4.               Compared the figures in the column captioned “X-Terra Energy Corp.” to the unaudited financial statements of X-Terra Energy Corp. for the nine months ended September 30, 2003 and found them to be in agreement.

5.               Compared the figures in the column captioned “Cougar Hydrocarbons Inc.” to the unaudited financial statements of Cougar Hydrocarbons Inc. for the nine months ended September 30, 2003 and found them to be in agreement.

6.               Compared the figures in the column captioned “Upton Resources Ltd.” to the audited financial statements of Upton Resources Ltd. for the year ended December 31, 2003 and found them to be in agreement.

7.               Made enquires of certain officials of the Trust, StarPoint, Mission Oil & Gas Inc. and E3 who have responsibility for financial and accounting matters about:

(a)          the basis for the determination of the pro forma adjustments; and

(b)         whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)          described to us the basis for determination of the pro forma adjustments; and

(b)         stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

8.               Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

9.               Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned “StarPoint Energy Ltd.”, “E3 Energy Inc.”, “Selkirk Energy Partnership”, “X-Terra Energy Corp.”, “Cougar Hydrocarbons Inc.” and “Upton Resources Ltd.” as at September 30, 2004 and for the nine months then ended and for the year ended December 31, 2003 and found the amounts in the column captioned “Pro Forma” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective.  The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information.  Accordingly, we express no such assurance.  The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

January 27, 2005

STARPOINT ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at September 30, 2004

(Unaudited)

(Thousands of dollars)

	StarPoint Energy Ltd.	E3 Energy Inc.	Selkirk Energy Partnership	Pro Forma Adjustments (note 2)		Pro Forma
				Mission Assets	Other

Assets

Current assets:
Cash and cash equivalents	$—	$38	$2,641	$—	$5,100	$7,779
Accounts receivable	28,307	2,294	3,213	—	—	33,814
	28,307	2,332	5,854	—	5,100	41,593

Property and equipment	230,788	33,937	28,808	(17,084)	61,177	337,626

Goodwill	86,825	—	—	—	44,969	131,794

	$345,920	$36,269	$34,662	$(17,084)	$111,246	$511,013

Liabilities and Unitholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$30,503	$5,317	$3,151	$—	$4,530	$43,501
Bank indebtedness	67,859	6,550	22	—	(8,137)	66,294
	98,362	11,867	3,173	—	(3,607)	109,795

Asset retirement obligations	13,618	641	518	(751)	—	14,026

Future income taxes	38,771	1,475	3,223	1,372	21,256	66,097

Unitholders’ equity:
Unitholders’ capital	186,059	15,685	20,543	(17,705)	116,834	321,416
Contributed surplus	3,114	403	—	—	(3,517)	—
Accumulated earnings (deficit)	5,996	6,198	7,205	—	(19,720)	(321)
	195,169	22,286	27,748	(17,705)	93,597	321,095

	$345,920	$36,269	$34,662	$(17,084)	$111,246	$511,013

See accompanying notes to pro forma financial statements.

STARPOINT ENERGY TRUST

Pro Forma Statement of Operations

Nine months ended September 30, 2004

(Unaudited)

(Thousands of dollars except per share amounts)

	StarPoint Energy Ltd.	E3 Energy Inc.	Selkirk Energy Partnership	Pro Forma Adjustments (note 2)			Pro Forma
				Upton Resources Ltd.	Mission Assets	Other

Revenues:
Production	$74,285	$12,969	$12,606	$5,439	$(8,571)	$—	$96,728
Royalties	(17,509)	(2,232)	(2,482)	(1,237)	2,222	—	(21,238)
Interest	—	—	27	—	—	—	27
	56,776	10,737	10,151	4,202	(6,349)	—	75,517

Expenses:
Operating and transportation	12,789	3,318	1,490	810	(1,915)	—	16,492
General and administrative	1,922	709	598	3,930	—	(90)	7,069
Stock based compensation	1,591	265	—	—	—	(265)	1,591
Depletion and depreciation	24,400	2,690	3,953	2,549	—	170	33,762
Accretion of asset retirement obligation	488	28	18	—	—	(36)	498
Interest and bank charges	1,456	199	—	155	—	(250)	1,560
	42,646	7,209	6,059	7,444	(1,915)	(471)	60,972
Earnings (loss) before taxes	14,130	3,528	4,092	(3,242)	(4,434)	471	14,545

Taxes:
Current	2,100	11	—	—	—	780	2,891
Future	5,483	743	755	—	—	(813)	6,168
	7,583	754	755	—	—	(33)	9,059
Net earnings (loss)	$6,547	$2,774	$3,337	$(3,242)	$(4,434)	$674	$5,486

Net earnings per Trust unit and exchangeable share :
Basic							$0.19
Diluted							$0.19

See accompanying notes to pro forma financial statements.

STARPOINT ENERGY TRUST

Pro Forma Statement of Operations

Year ended December 31, 2003

(Unaudited)

(Thousands of dollars except per share amounts)

	StarPoint Energy Ltd.	X-Terra Energy Corp.	Cougar Hydrocarbons Inc.	Upton Resources Ltd.	E3 Energy Inc.	Selkirk Energy Partnership	Pro Forma Adjustments (note 2)		Pro forma
							Mission Assets	Other

Revenue:
Production	$4,588	$1,808	$10,251	$72,174	$10,285	$15,410	$(3,994)	$2,480	$113,002
Royalties	(1,196)	(259)	(2,463)	(15,617)	(1,842)	(3,543)	769	(633)	(24,784)
Interest	122	—	—	—	—	50	—	—	172
	3,514	1,549	7,788	56,557	8,443	11,917	(3,225)	1,847	88,390
Expenses:
Operating	700	429	1,082	10,581	2,829	1,738	(857)	300	16,802
General and administrative	426	395	1,165	6,902	655	779	—	(120)	11,575
								1,373
Depletion and depreciation	2,103	430	2,986	35,416	2,286	3,246	—	(1,520)	44,947
Accretion of asset retirement obligation	39	—	—		31	17	—	634	721
Abandonment and restoration provision	—	—	—	1,295	—	—	—	(1,295)	—
Stock-based compensation	491	—	—	—	85	—	—	2,018	2,594
Interest and bank charges	47	33	285	2,145	334	—	—	2,150	4,994
	3,806	1,287	5,518	56,339	6,220	5,780	(857)	3,540	81,633
Earnings (loss) before taxes	(292)	262	2,270	218	2,223	6,137	(2,368)	(1,693)	6,757

Taxes:
Current	110	—	20	2,656	50	12	—	252	3,100
Future	149	100	1,138	2,065	(2,344)	2,368	—	592	4,068
	259	100	1,158	4,721	(2,294)	2,380		844	7,168
Net earnings (loss)	$(551)	$162	$1,112	$(4,503)	$4,517	$3,757	$(2,368)	$(2,537)	$(411)

Net earnings (loss) per Trust unit and exchangeable share:
Basic									$(0.02)
Diluted									$(0.02)

See accompanying notes to pro forma financial statements.

STARPOINT ENERGY TRUST

Notes to Pro Forma Consolidated Financial Statements

As at September 30, 2004 and for the nine months ended September 30, 2004 and the year ended December 31, 2003

(unaudited)

(Tabular amounts in thousands of dollars)

1.              Basis of presentation:

The accompanying unaudited pro forma consolidated balance sheet of StarPoint Energy Trust (the “Trust”) as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2004 and the year ended December 31, 2003 (the “pro forma statements”) have been prepared to reflect the following:

•                  The Plan of Arrangement (the “Arrangement”) effective January 7, 2005 to convert StarPoint Energy Ltd. (“StarPoint”) and E3 Energy Inc. (“E3”) from companies focused on oil and natural gas exploration and production into two new entities: (i) Mission Oil & Gas Inc. (“Mission”), a new public company concentrating on the exploration and development of oil and natural gas reserves; and (ii) the Trust, an entity designed to distribute to its unitholders a substantial portion of cash from operations generated by the producing assets.  StarPoint Energy Ltd. (“Amalco”), a wholly-owned subsidiary of the Trust on the amalgamation of StarPoint, E3 and StarPoint Acquisition Ltd., holds the working interests in the properties.

The Trust was settled on December 6, 2004 and had $1,980 in cash and unitholders’ equity.  These amounts have been included in the pro forma consolidated financial statements.  The pro forma statements include the accounts of the Trust and its subsidiaries. The Arrangement was finalized on January 7, 2005.

•                  The issue of 3,760,000 trust units for gross proceeds of $67,680,000.

The pro forma statements have been prepared from information derived from and should be read in conjunction with the following:

1)              StarPoint’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004 and the audited consolidated financial statements of StarPoint as at and for the period ended December 31, 2003, incorporated in the Information Circular by reference;

2)              E3’s unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004, incorporated in the Information Circular by reference;

3)              E3’s pro forma consolidated financial statements for the year ended December 31, 2003 included elsewhere in the Information Circular;

4)              The audited statement of net operating revenues of the Mission Assets for the nine months ended September 30, 2004 and the year ended December 31, 2003 included elsewhere in the Information Circular;

5)              The unaudited interim financial statements of Cougar Hydrocarbons Inc. for the nine months ended September 30, 2003 included elsewhere in the Information Circular;

6)              The unaudited interim financial statements of X-Terra Energy Corp. for the nine months ended September 30, 2003 included elsewhere in the Information Circular;

7)              The audited consolidated financial statements of Upton Resources Ltd. for the year ended December 31, 2003 included elsewhere in the Information Circular; and

8)              the unaudited interim consolidated financial statements of the Selkirk Energy Partnership as at October 31, 2004 and for the nine months then ended and the audited consolidated financial statements of Selkirk for the year ended January 31, 2004 included elsewhere in the Information Circular.

The pro forma statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in note 2 as if they had occurred at the date of the balance sheet and the pro forma consolidated statements of operations give effect to the transactions and assumptions in note 2 as if they had occurred at the beginning of the period being January 1, 2003.  The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.  In preparing these pro forma financial statements no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the combining of the operations of StarPoint and E3.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in StarPoint’s audited consolidated financial statements as at and for the period ended December 31, 2003 and the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004.

In the opinion of management, the pro forma statements include all the necessary adjustments for the fair presentation of the ongoing entity.

2

2.              Pro forma assumptions and adjustments:

The pro forma statements give effect to the following assumptions and adjustments:

On November 26, 2004, StarPoint, E3, the Trust, Mission, StarPoint Acquisition Ltd. and StarPoint Exchangeco Ltd. entered into a Plan of Arrangement (the “Arrangement” the Arrangement became effective on January 7, 2005).  Under the Arrangement:

(a)          StarPoint shareholders exchanged each StarPoint share they owned for:  (i) 0.25 of a Trust unit or, at the election of the holder, 0.25 of an exchangeable share and; (ii) 0.1111 of a Mission share;

(b)         E3 shareholders exchanged each E3 share they owned for:  (i) 0.11 of a Trust unit or, at the election of the holder, 0.11 of an exchangeable share and; (ii) 0.0488 of a Mission share;

(c)          each unexercised, in-the-money StarPoint option and E3 option was exchanged for a Trust converted option;

(d)         virtually all of StarPoint’s and E3’s existing producing oil and gas assets were transferred to the benefit of the Trust; and

(e)          certain exploration assets, undeveloped lands and limited producing oil and natural gas assets (the “Mission Assets”) held by StarPoint were transferred to Mission.

StarPoint was deemed the acquirer of E3 and consequently the Trust will account for E3 as an acquisition.  As the former StarPoint and E3 shareholder group own Mission and the Trust (including its subsidiaries), the oil and gas properties and associated asset retirement obligation transferred to Mission will be recorded at StarPoint’s carrying value.

The carrying value of Mission Assets was determined based on the portion of the oil and natural gas revenue of the proved properties transferred relative to the total future net revenue of the proved properties StarPoint had before the transfer.  The revenue, royalties and operating expenses related to the Mission assets have been deducted from the unaudited pro forma consolidated statements of operations for the Trust for the nine months ended September 30, 2004 and for the year ended December 31, 2003 and related adjustments have been made to depletion, depreciation and accretion and income taxes.

3

Balance Sheet Adjustments:

(a)          Completion of the business combination whereby all of the issued and outstanding shares of E3 are exchanged for StarPoint common shares.  For purposes of the purchase price determination, StarPoint has used an adjusted share price of $4.32 per StarPoint common share and has assumed that 14,258,946 common shares, representing the maximum number of common shares, will be issued.

The pro forma consolidated balance sheet includes $1,200,000 in costs to be incurred by E3 for required severance and professional costs, net of proceeds received on the assumed exercise of outstanding E3 stock options.  In addition, StarPoint incurred $3,080,000 in share issue costs (net of future income taxes totaling $1,201,000) relating to the issuance of 14,258,946 common shares to E3 shareholders.

(b)         On November 8, 2004 StarPoint entered into agreements to acquire (the “Selkirk Acquisition”) all the issued and outstanding shares of four private corporations, who together own 100% of the interests in the Selkirk Energy Partnership for aggregate cash consideration of $60 million, subject to an upward adjustment for any working capital surplus.

StarPoint was to participate as to 50% with a third party with which they had an irrevocable option to acquire the third parties interest. StarPoint has exercised this option and paid the required $500,000 fixed fee ($305,000 net of future income taxes totaling $195,000).

4

(c)          The purchase price equations are as follows:

	E3	Selkirk

Cost of acquisition:
Cash	$—	$69,163
Common shares issued	61,573	—
Fair value of options assumed	3,425	—
Transaction costs	125	125

	$65,123	$69,288

Allocated:
Property and equipment	$73,154	$50,768
Goodwill	19,935	25,034
Cash and cash equivalents	38	7,741
Accounts receivable	2,294	3,213
Accounts payable and accrued liabilities
Trade	(5,317)	(3,151)
Severance	(1,200)	—
Bank indebtedness	(6,550)	(22)
Asset retirement obligation	(641)	(518)
Future income taxes	(16,590)	(13,777)

	$65,123	$69,288

Included within cash and cash equivalents is $5,100,000 in relation to redeemable, retractable preferred shares to be issued for cash to a partner of the Selkirk Energy Partnership prior to its acquisition by the Trust.

The acquisitions of E3 and Selkirk closed on January 7, 2005 and January 28, 2005 respectively. The allocation of the purchase price to the assets and liabilities will be finalized once the fair values of the assets and liabilities are determined.  Accordingly the above allocations will change.

5

(d)         Working capital of StarPoint and E3 has been allocated entirely to the Trust.  Included in the working capital adjustments are increases to accounts payable of $250,000 for transaction costs on both the acquisitions of E3 and Selkirk and $3,080,000 of Trust Unit issue costs incurred on the acquisition of E3.  Consequently the future income tax liability has been decreased by $1,201,000 with $1,879,000 being charged against Unit holders’ capital.

(e)          Direct and incremental costs related to the Plan of Arrangement, estimated to be $5,525,000 ($3,908,000 net of future income taxes of $1,617,000), have been charged to accumulated earnings (deficit) on the pro forma balance sheet.  These costs have not been included in the pro forma statement of operations as they relate to StarPoint and E3 prior to becoming a Trust and will be expensed in StarPoint’s and E3’s financial statements as incurred.

(f)            The asset retirement obligation for the Trust has been measured based on the assumptions and terms consistent with those used by StarPoint.  The liability was estimated based on the net ownership of all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

(g)         Unitholders’ capital has been adjusted to reflect the acquisition of E3 and Selkirk.  Other adjustments include proceeds in relation to StarPoint and E3 options exercised of $17,400,000 and $1,877,000 respectively and a reclassification of contributed surplus to share capital on the exercise of the options.

(h)         Unitholders’ capital has been adjusted to reflect the issue of 3,760,000 units for proceeds of $64,296,000 net of commissions and transactions costs of $3,634,000 adjusted for future income taxes ($1,400,000) pursuant to an underwriting agreement dated January 27, 2005.

6

Statements of Operations Adjustments:

(i)             General and administrative expenses have been decreased by $90,000 and $120,000 for the nine months ended September 30, 2004 and the year ended December 31, 2003 respectively to reflect expenses that will be charged to Mission under a service agreement.

(j)             The interest expense has been adjusted to give effect to the cash portion of the consideration paid on the acquisition of X-Terra Energy Corp., Cougar Hydrocarbons Inc. and the cash portion of the consideration to be paid on the Selkirk Energy Partnership acquisition less the proceeds received from the exercise of options and $67,680,000 equity issue as if they occurred at January 1, 2003.

(k)          The stock based compensation expense has been adjusted to reflect the fact that on completion of the Arrangement all the outstanding stock options of StarPoint will vest.  Consequently, the unamortized portion of StarPoint’s stock based compensation expense has been expensed in the year ended December 31, 2003.

(l)             Deprecation, depletion and accretion have been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to the Trust based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers after adjustments for the transactions referred to in 2(c) above.

(m)       Capital taxes have been adjusted to reflect the increased size of the Trust after the completion of the transactions in note 2(c). The provision for current income taxes would be eliminated under the new structure and consequently the future income tax provision has been increased to reflect this.  The future income tax provision reflects the lower taxable income for amounts being allocated to Mission and for the tax impact of the pro forma adjustments in the statement of operations.

7

(n)         The net earnings (loss) per Trust unit and exchangeable share has been based on the following historical weighted average number of shares of StarPoint adjusted for the plan of arrangement.  The calculation assumes that all options will be fully exercised prior to the “Arrangement”.

	Nine months ended September 30, 2004	Year ended December 31, 2003

StarPoint pro forma weighted average shares outstanding	81,107,767	70,776,374

Issued on acquisition of E3	14,258,946	14,258,946

	95,366,713	85,035,320

Trust units outstanding after giving effect to the Plan of Arrangement	23,841,678	21,258,830

Options assumed to be exercised	1,363,897	819,220

Equity issue	3,760,000	3,760,000

Weighted average Trust Units and Exchangeable Shares	28,965,575	25,838,050

Allocated as follows:
Trust units	25,470,980	22,343,455
Exchangeable shares	3,494,595	3,494,595

(o)         No new options are assumed to be issued in the period.

(p)         StarPoint acquired X-Terra Energy Corp., Cougar Hydrocarbons Inc. and Upton Resources Ltd. on October 31, 2003, November 7, 2003 and January 24, 2004 respectively.

The pro forma statements of operations for the year ended December 31, 2003 and the nine months ended September 30, 2004 have been adjusted to incorporate the pre-acquisition periods.  These adjustments have been made based on the unaudited results for the relevant periods.

8

(q)         The properties comprising the Mission Assets were acquired by StarPoint or its subsidiary companies at various points in time during 2003.  As the audited statement of net operating revenues of the Mission Assets include the revenues, royalties and operating expenses of the properties for the periods prior to acquisition by StarPoint the pro forma statements have been adjusted only for the revenues and related expenditures incurred after the properties were acquired by StarPoint.

3.              Unaudited Pro Forma Consolidated Funds from Operations:

The following table presents the unaudited pro forma funds from operations for the nine months ended September 30, 2004 and the year ended December 31, 2003:

	Nine months ended September 30, 2004	Year ended December 31, 2003

Net earnings (loss)	$5,486	$(411)
Add (deduct):
Stock based compensation expense	1,591	2,594
Depletion, depreciation and accretion	34,260	45,668
Future income taxes	6,168	4,068

Pro forma funds from operations	$47,505	$51,919

9

CERTIFICATE OF THE TRUST

Dated:  February 3, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

STARPOINT ENERGY TRUST,
by its administrator, STARPOINT ENERGY LTD.

(signed)	“Paul Colborne”	(signed)	“Brett Herman”
	President and		Vice-President, Finance and
	Chief Executive Officer		Chief Financial Officer

On behalf of the Board of Directors

(signed)	“Jim Bertram”	(signed)	“Fred Coles”
	Director		Director

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CERTIFICATE OF THE UNDERWRITERS

Dated:  February 3, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada, other than Québec.

BMO NESBITT BURNS INC.

(signed) “Jason J. Zabinsky”

ORION SECURITIES INC.

(signed) “Daniel J. Cristall”

SCOTIA CAPITAL INC.

(signed) “Mark Herman”

FIRSTENERGY CAPITAL CORP.

(signed) “Hugh R. Sanderson”

CIBC WORLD MARKETS INC.

(signed) “T. Timothy Kitchen”

GMP SECURITIES LTD.	TRISTONE CAPITAL INC.

(signed) “Thomas A. Budd”	(signed) “Tom MacInnis”

NATIONAL BANK FINANCIAL INC.

(signed) “Robert Wonnacott”

CANACCORD CAPITAL CORP.

(signed) “Karl B. Staddon”

HAYWOOD SECURITIES INC.

(signed) “David G. McGorman”

FIRST ASSOCIATES INVESTMENTS INC.

(signed) “John Peltier”

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